UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

______________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of: August 2014

Commission File Number: 001-35698

COLLABRIUM JAPAN ACQUISITION CORPORATION

(Translation of registrant’s name into English)

16 Old Bond Street, London W1S 4PS

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): __________.

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Entry Into a Material Definitive Agreement

As previously reported, on August 18, 2014, Collabrium Japan Acquisition Corporation (“Collabrium” or the “Company”) held a meeting of shareholders (the “Meeting”). At the Meeting, the shareholders approved the following:

●	an amendment to Collabrium’s amended and restated memorandum and articles of association (“Charter”) to extend the current date by which Collabrium must consummate its initial business combination provided therein from August 24, 2014 to February 24, 2015 by providing that any shareholder voting in favor of the extension of the current termination date to February 24, 2015 would agree to defer its entitlement to any distribution or redemption on the current termination date until such later date and that the liquidation of Collabrium would similarly be delayed (the “Extension Amendment”); and

●	an amendment to the Investment Management Trust Agreement (the “IMTA”), by and between Collabrium and Continental Stock Transfer & Trust Company (“Continental”), entered into at the time of the Company’s initial public offering (the “IPO”) and previously amended on April 24, 2014, governing the funds held in the trust account (the “Trust Account”) to (i) permit the withdrawal and distribution of an amount not to exceed $14,168,684.42 (the “Withdrawal Amount”) from the Trust Account to those persons holding ordinary shares (the “Ordinary Shares”) originally comprising part of the units sold in the IPO (the “Public Shares”) who wish to exercise their redemption rights in connection with the Extension Amendment and continue to be entitled to receive their pro rata share of the Trust Account on the current termination date of August 24, 2014; and (ii) extend the date on which to liquidate the remainder of the Trust Account in accordance with the IMTA to February 24, 2015 (the “IMTA Amendment”).

In connection with the Extension Amendment and the IMTA Amendment, Collabrium offered its shareholders the opportunity to redeem their Public Shares for a pro-rata portion of the Trust Account as required by its Charter. Collabrium offered this redemption right through an issuer tender offer (the “Tender Offer”) conducted in accordance with the tender offer rules under the Securities Exchange Act of 1934, as amended. Subject to the terms and conditions of the Tender Offer, Collabrium offered to purchase up to 1,346,041 Public Shares at a purchase price of $10.52619 per share, net to the seller in cash, without interest, for a total purchase price of up to $14,168,684.42. Holders of the Public Shares were entitled to participate in the Tender Offer regardless of whether they voted for or against the Extension Amendment and the IMTA Amendment. Collabrium’s obligation to purchase shares in the Tender Offer was subject to certain conditions, including that no more than 1,346,041 Ordinary Shares were validly tendered and not properly withdrawn and that shareholders approved the Extension Amendment and the IMTA Amendment. Upon the expiration of the Tender Offer at 11:00 a.m., New York City Time, on August 22, 2014, the conditions to the Tender Offer were satisfied and the Company subsequently accepted for purchase all 979,633 Ordinary Shares that were properly tendered and not properly withdrawn for an aggregate purchase price of $10,311,803.09.

On August 22, 2014, promptly after the expiration of the Tender Offer:

●	Collabrium and Continental executed the IMTA Amendment, a copy of which is attached as Exhibit 10.1 hereto and is incorporated herein by reference. In accordance with the IMTA, as amended, an amount equal to $10,311,803.09 was disbursed from the Trust Account and delivered to the depositary agent for the Tender Offer for distribution to the holders of the Ordinary Shares accepted for purchase in the Tender Offer.

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●	The Company filed with the BVI Registrar of Corporate Affairs an amended and restated memorandum and articles of association reflecting the Extension Amendment, a copy of which is attached as Exhibit 3.1 hereto and is incorporated herein by reference. The amended and restated memorandum and articles of association became effective immediately upon filing.

The automatic redemption provisions of the Charter still apply in respect of the shareholders who did not vote in favor of the Extension Amendment, and such shareholders remain entitled to receive the applicable pro rata amount of the Trust Account on the original termination date of August 24, 2014. Shareholders who voted for the Extension Amendment have simply deferred such right until February 24, 2015.

On August 22, 2014, the Company issued a press release announcing the results of the Tender Offer. A copy of such press release is attached as Exhibit 99.1 hereto.

Material Modification to Rights of Security Holders

The information set forth under “Entry Into a Material Definitive Agreement” is incorporated herein by reference.

Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year

The information set forth under “Entry Into a Material Definitive Agreement” is incorporated herein by reference.

Exhibits

Exhibit No.	Description

3.1	Amended and Restated Memorandum and Articles of Association dated August 22, 2014.

10.1	Amendment No. 2 to Investment Management Trust Agreement.

99.1	Press release dated August 22, 2014 (incorporated by reference from Exhibit (a)(5)(B) to the Tender Offer Statement on Schedule TO filed by the Company on August 22, 2014).

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: August 22, 2014

COLLABRIUM JAPAN ACQUISITION CORPORATION

By:	/s/ Koji Fusa
Name: Koji Fusa
Title: Chief Executive Officer

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INDEX TO EXHIBITS

Exhibit No.	Description

3.1	Amended and Restated Memorandum and Articles of Association dated August 22, 2014.

10.1	Amendment No. 2 to Investment Management Trust Agreement.

99.1	Press release dated August 22, 2014 (incorporated by reference from Exhibit (a)(5)(B) to the Tender Offer Statement on Schedule TO filed by the Company on August 22, 2014).

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